FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of December 2005

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82-

This Form 6-K consists of:

1.	Semi-annual report dated November 22, 2005 filed with the Japanese government and with each stock exchange in Japan on which securities of Matsushita Electric Industrial Co., Ltd. (the “registrant”) are listed. (English translation)

2.	News release issued on December 9, 2005, by the registrant, announcing the closure of Panasonic Mobile Communications Corporation of the Philippines.

3.	News release issued on December 9, 2005, by the registrant, announcing the reorganization of overseas mobile phone operations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact President Panasonic Finance (America), Inc.

Dated: December 15, 2005

[English summary with full translation of consolidated financial information]

Semi-Annual Report filed with the Japanese

government pursuant to the Securities and Exchange

Law of Japan

For the six months ended

September 30, 2005

Matsushita Electric Industrial Co., Ltd.

Osaka, Japan

Disclaimer Regarding Forward-Looking Statements

This semi-annual report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its group companies (the Matsushita Group). To the extent that statements in this semi-annual report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this semi-annual report. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; the possibility that the Matsushita Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings or changes in valuation of long-lived assets and deferred tax assets; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Matsushita Group. The factors listed above are not all-inclusive and further information is contained in Matsushita’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

Note:	Certain information previously filed with the SEC in other reports, including English summaries of non-consolidated (parent company alone) financial information, is not included in this English translation.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

I	Corporate Information

(1)	Consolidated Financial Summary

	Yen (millions), except per share amounts
	Six months ended September 30,			Year ended March 31,
	2005	2004	2003	2005	2004
Net sales	4,259,213	4,318,537	3,639,688	8,713,636	7,479,744
Income before income taxes	154,111	137,273	57,254	246,913	170,822
Net income	64,407	56,179	23,146	58,481	42,145
Total stockholders’ equity	3,626,117	3,604,592	3,141,471	3,544,252	3,451,576
Total assets	8,089,991	8,405,350	7,749,046	8,056,881	7,438,012
Stockholders’ equity per share of common stock	1,635.76	1,564.14	1,356.61	1,569.39	1,488.77
Net income per share of common stock, basic (yen)	28.82	24.26	9.92	25.49	18.15
Net income per share of common stock, diluted (yen)	28.82	24.26	9.83	25.49	18.00
Stockholders’ equity / total assets (%)	44.8	42.9	40.5	44.0	46.4
Net cash provided by operating activities	191,962	146,457	204,754	478,435	489,132
Net cash provided by (used in) investing activities	274,381	(26,832)	(40,493)	(178,296)	(85,445)
Net cash used in financing activities	(189,431)	(157,417)	(136,954)	(419,451)	(272,701)
Cash and cash equivalents at end of period	1,455,714	1,253,608	1,176,641	1,169,756	1,275,014
Total employees (persons)	332,548	339,607	295,546	334,752	290,493

Notes:	1.	The Company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles.

	2.	On April 1, 2004, Matsushita Electric Works, Ltd. (MEW), PanaHome Corporation (PanaHome) and their respective subsidiaries became consolidated subsidiaries of the Company as a result of additional acquisition of issued common shares of MEW through a tender offer. This caused an increase in total assets on the Company’s consolidated balance sheet of 1,043,282 million yen at the beginning of fiscal 2005 (April 1, 2004).

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

(2)	Principal Businesses

The Matsushita Group is comprised primarily of the parent Matsushita Electric Industrial Co., Ltd. and 624 consolidated subsidiaries in and outside of Japan, operating in close cooperation with each other. As a comprehensive electronics manufacturer, Matsushita is engaged in production, sales and service activities in a broad array of business areas.

The Company’s business segment classifications consist of six segments, namely, “AVC Networks,” “Home Appliances,” “Components and Devices,” “MEW and PanaHome,” “JVC” and “Other.”

For production, Matsushita adopts a management system that takes charge of each product in the Company or its affiliates. In recent years, the Company has been enhancing production capacity at its overseas affiliates, to further develop global business. Meanwhile, in Japan, Matsushita’s products are sold through sales channels at several domestic locations, each established according to products or customers. The Company also sells directly to large-scale consumers, such as the Government and corporations.

For export, sales are handled mainly through sales subsidiaries and agents located in respective countries.

Certain products produced at domestic affiliates are purchased by the Company and sold through the same sales channels as products produced by the Company itself. Additionally, products produced at overseas affiliates are sold mainly through sales subsidiaries.

Meanwhile, most import operations are carried out internally, with the aim of expanding international economic cooperation.

Certain MEW, PanaHome and JVC products are sold on a proprietary basis at home and abroad.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

The main products and main group companies for each business segment are as follows:

AVC Networks

Video and audio equipment

Plasma, liquid crystal display (LCD) and cathode ray tube (CRT) TVs, videocassette recorders (VCRs), TV/VCR combination units, video camcorders and related equipment, digital cameras, DVD players, DVD recorders, compact disc (CD), Mini Disc (MD) and Secure Digital (SD) players, radios, CD radio cassette recorders, tape recorders, portable headphone stereos, stereo hi-fi and related equipment, AVC-related devices, satellite broadcast receivers and related equipment, CD and video software, etc.

Information and communications equipment

Facsimile machines, cordless telephones, cellular phones, personal computers (PCs), printers, copiers, CD-ROM, DVD-ROM, DVD-RAM and other optical disc drives, hard disk drives (HDDs) and other PC peripherals, cable TV (CATV) systems equipment, broadcast- and business-use AV equipment and systems, large-screen visual equipment, communications network system-related equipment, private branch exchanges (PBXs), traffic-related systems equipment, car audio, car navigation and other car AV equipment, electronic measuring instruments, etc.

The main group companies for AVC Networks are:

Matsushita Electric Industrial Co., Ltd.

Panasonic Mobile Communications Co., Ltd.

Panasonic Communications Co., Ltd.

Panasonic Shikoku Electronics Co., Ltd.

Panasonic Corporation of North America

Panasonic AVC Networks Czech s.r.o.

Home Appliances

Refrigerators, room air conditioners, compressors, washing machines, clothes dryers, vacuum cleaners, air purifiers, electric irons, dishwasher/dryers, microwave ovens, rice cookers, induction-heating (IH) cooking equipment, gas cooking equipment, electric thermos pots, electric fans, electric and gas heaters, electric blankets, electrically-heated rugs, electric and gas hot water supply equipment, sanitary equipment, health-enhancing and healthcare equipment, electric lamps, photographic flash units, vending machines, ventilation, air-blowing and air-conditioning equipment, car air conditioners, medical equipment, etc.

The main group companies for Home Appliances are:

Matsushita Electric Industrial Co., Ltd.

Matsushita Refrigeration Company

Matsushita Ecology Systems Co., Ltd.

Panasonic Home Appliances Air-Conditioning (Guangzhou) Co., Ltd.

Panasonic Refrigeration Devices Singapore Pte. Ltd.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Components and Devices

Semiconductors, electronic circuit components, printed circuit boards (PCBs), transformers, power supplies, coils, capacitors, resistors, tuners, switches, speakers, ceramic components, magnetic recording heads, electric motors, dry batteries, rechargeable batteries, battery chargers, etc.

The main group companies for Components and Devices are:

Matsushita Electric Industrial Co., Ltd.

Panasonic Electronic Devices Co., Ltd.

Matsushita Battery Industrial Co., Ltd.

Panasonic Electronic Devices Corporation of America

Matsushita Electronic Devices (M) Sdn. Bhd.

MEW and PanaHome

Lighting fixtures, wiring devices, home automation systems, personal-care products, health enhancing products, water related products, modular kitchens, interior furnishing materials, electronic and plastic materials, automation controls, detached housing, rental apartment housing, medical and nursing care facilities, home remodeling, land lots for housing, condominiums, residential real estate, etc.

The main group companies for MEW and PanaHome are:

Matsushita Electric Works, Ltd.

PanaHome Corporation

JVC

LCD, rear projection, plasma and CRT TVs, digital camcorders, VCRs, DVD players, DVD recorders, MD/CD/DVD audio systems and other audio equipment, car AV systems, video security & imaging systems, professional audio/video equipment, motors, optical pickups, AV software for DVD, CD and video tapes, AV furniture, etc.

The main group company for JVC is Victor Company of Japan, Ltd.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Other

Electronic components mounting machines, industrial robots, welding machines, bicycles, fire extinguishers, nonferrous metals, etc.

The main group companies for Other are:

Matsushita Electric Industrial Co., Ltd.

Panasonic Factory Solutions Co., Ltd.

Matsushita Welding Systems Co., Ltd.

Panasonic Factory Solutions Singapore Pte. Ltd.

Tangshan Matsushita Industrial Equipment Co., Ltd.

(3)	Changes in Subsidiaries and Associated Companies

Newly affiliated subsidiaries and associated companies, during the first fiscal half ended September 30, 2005, include the following companies.

As consolidated subsidiaries

Panasonic Home Appliances Vietnam Co., Ltd.

Panasonic Russia, Ltd.

As equity method investee of the Company

Sumishin Matsushita Financial Services Co., Ltd.*

The Company absorbed the following subsidiary, during the first fiscal half ended September 30, 2005.

Matsushita Industrial Information Equipment Co., Ltd.

*	Matsushita Leasing & Credit Co., Ltd. (renamed Sumishin Matsushita Financial Services Co., Ltd. on May 1, 2005) was changed from a consolidated subsidiary to an equity method investee of the Company during the first fiscal half ended September 30, 2005.

(4)	Number of Employees by Business Segment (as of September 30, 2005)

Business Segment	Number of employees
AVC Networks	98,858
Home Appliances	44,838
Components and Devices	77,520
MEW and PanaHome	59,245
JVC	33,322
Other	15,362
Corporate	3,403

Total	332,548

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

II	The Business

(1)	Operating Results

During the first fiscal half, ended September 30, 2005, the overall economic situation in Japan continued a moderate recovery trend, but consumer spending remained weak. Economic conditions in the United States were favorable, with steady growth in housing investment and consumer spending. However, there arose concerns about the prospects of the U.S. economy, including economic effects of recent hurricanes and risks associated with excessive housing investment. Meanwhile, the European economy remained in a relatively severe condition due to sluggish consumer spending. The economy in China maintained high growth, although factors such as overproduction, excessive capital investment and appreciation of the Chinese yuan have led to cautious optimism. The outlook for the global economy is quite uncertain due mainly to the adverse impact of rising crude oil prices on major world economies.

In the electronics industry, although a moderate recovery was achieved through further inventory adjustments of components and devices, a severe business environment continues due mainly to rising raw materials prices and intensified global competition. Under these circumstances, Matsushita is accelerating the implementation of growth strategies and strengthening management structures to achieve its target of an operating profit to sales ratio of 5% or more for the year ending March 2007.

As part of such efforts, the Company successfully launched a new series of V-products and promoted the simultaneous introduction of products such as flat-panel TVs in Japan, the United States and Europe, resulting in increased market share. Meanwhile, the Company promoted collaboration activities with MEW to launch “Collaboration V-products,” such as bathroom systems, which were developed through integrated black-box technologies from Matsushita and MEW. The two companies also established a new marketing organization. Furthermore, to strengthen management structures, Matsushita launched a Next Cell Production Project to achieve further reductions in inventories and improve cost competitiveness. Also, a Second Corporate Cost Busters Project was launched to enhance profitability by eliminating redundancies throughout the Matsushita group.

During the first fiscal half, ended September 30, 2005, consolidated group sales decreased 1% from the previous year’s first half, to 4,259.2 billion yen. Explaining the first half results, the Company cited sales gains in digital AV products, such as flat-panel TVs, and MEW and PanaHome. Such gains, however, were offset by sales declines in Components and Devices and JVC.

Regarding earnings, negative factors such as intensified global price competition and increased raw materials costs, including crude oil prices, were more than offset by comprehensive cost reduction efforts, the effects of restructuring initiatives implemented in the preceding fiscal year and other positive factors. As a result, operating profit* for the first fiscal half increased 9% to 171.1 billion yen.

*	In order to be consistent with financial reporting practices generally accepted in Japan, operating profit (loss) is presented as net sales less cost of sales and selling, general and administrative expenses. Under U.S. generally accepted accounting principles, expenses associated with the implementation of early retirement programs at certain domestic and overseas companies are included as part of operating profit in the consolidated statements of income.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Income before income taxes for the six-month period increased 12% to 154.1 billion yen compared with a year ago. In other income (deductions), the Company recorded a 10.3 billion yen gain from the sale of shares of Matsushita Leasing & Credit Co., Ltd. (MLC), and incurred 20.8 billion yen as expenses associated with the implementation of early retirement programs at certain domestic companies. Net income was also up 15% from a year ago, to 64.4 billion yen.

The Company’s first half consolidated results by business segment, as compared with prior year results, are summarized as follows:

AVC Networks

AVC Networks sales totaled 1,881.8 billion yen, slightly down compared with last year’s first half. Sales of video and audio equipment increased from the previous year’s first half, because favorable sales in digital AV products such as flat-panel TVs and digital cameras exceeded declines in audio equipment and CRT TVs. In information and communications equipment, the Company recorded strong sales of PCs and automotive electronics, but sales downturns in cellular phones, facsimile machines and other products resulted in overall lower sales from the same period a year ago.

Segment profit increased 24% to 84.8 billion yen. This improvement was due mainly to the aforementioned sales increases of digital AV products such as flat-panel TVs and digital cameras, as well as cost rationalization effects.

Home Appliances

Sales of Home Appliances decreased 9% to 603.7 billion yen. Although domestic sales of air conditioners were favorable, sales declines in compressors and household equipment resulted in overall lower sales.

Segment profit increased 5% to 39.5 billion yen, mainly as a result of the successful introduction of high value-added products and cost rationalization effects.

Components and Devices

Sales of Components and Devices were also down 14% to 680.8 billion yen. Sales of semiconductors and general components decreased from last year’s first half, although overseas sales increases were recorded in batteries.

Segment profit decreased 15% to 33.7 billion yen, due mainly to sales decreases in semiconductors.

MEW and PanaHome

Sales of MEW and PanaHome increased 14% to 837.4 billion yen. At MEW and its subsidiaries, sales gains were recorded in electrical construction materials and automation controls. Meanwhile, sales gains at PanaHome Corporation were recorded in rental apartment housing and home remodeling.

Segment profit increased 16% to 28.5 billion yen, mainly as a result of sales increases and cost rationalization effects.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

JVC

Sales for JVC (Victor Company of Japan, Ltd. and its subsidiaries) decreased 7% to 336.3 billion yen. This result is due primarily to sluggish sales of consumer-use products overseas.

In terms of profitability, this segment recorded a loss of 4.0 billion yen, compared with a profit of 4.6 billion yen in the previous year’s first fiscal half.

Other

Sales for Other totaled 618.8 billion yen, up 15% from the first half of the previous year. Sales increases in factory automation (FA) equipment were recorded in both the Japanese domestic and overseas markets.

Segment profit increased 78% to 28.7 billion yen, due mainly to sales increases in FA equipment.

First-half Results by Domestic and Overseas Company Location*

*	The following information shows the geographical sales and profit by region for the six months ended September 30, 2005.

Japan

Sales of companies in Japan increased 1% to 3,303.9 billion yen, led by digital AV products, including flat-panel TVs and digital cameras, as well as air conditioners and microwave ovens. Due mainly to sales increases and rationalization effects, profit in this region rose 28% to 160.9 billion yen.

Americas

Sales in the Americas increased 4% to 669.6 billion yen from the same period a year ago, due mainly to sales increases in plasma TVs and video broadcasting systems. Profit in this region, however, showed a 22% decrease from the previous year’s first half to 9.0 billion yen, mainly a result of price declines which more than offset sales increases.

Europe

Sales in this region decreased 7% to 491.1 billion yen, due mainly to sluggish sales, especially in cellular phones, video and audio equipment. Profit for this region amounted to a loss of 0.4 billion yen, due to sales declines.

Asia and Others

Sales of companies in Asia and Others were up 7% to 1,344.5 billion yen. Sales gains in plasma TVs and digital cameras were sufficient to offset sales declines in cellular phones. Geographical profit, however, decreased 13% to 44.0 billion yen, due mainly to sluggish sales in cellular phones.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

(2)	Cash Flows

Cash flows from operating activities

Net cash provided by operating activities in the fiscal 2006 first half amounted to 192.0 billion yen, an increase of 45.5 billion yen from the previous year’s first fiscal half. This was attributable mainly to cash inflows from net income and increased trade payables in the first half of fiscal 2006.

Cash flows from investing activities

Net cash provided by investing activities increased 301.2 billion yen, to 274.4 billion yen. Capital expenditures for tangible fixed assets, mainly consisting of manufacturing facilities for priority business areas such as plasma display panels (PDPs) and semiconductors, were offset mainly by proceeds from the sale of shares of MLC and those from disposition of advances to this subsidiary.

Cash flows from financing activities

Net cash used in financing activities increased 32.0 billion yen, to 189.4 billion yen in the previous year’s first fiscal half. This was due primarily to an increase in repayments of long-term debt and repurchase of common stock.

All these activities, after adding 9.0 billion yen for the effects of exchange rate changes, resulted in a net increase of 286.0 billion yen in cash and cash equivalents during the first half of fiscal 2006. Cash and cash equivalents at the end of this first half totaled 1,455.7 billion yen.

(3)	Corporate Management Strategies and Challenges

Matsushita aims to achieve, through cutting-edge technologies, global excellence in 2010, or in other words, to become a leading company in all aspects of management and a company that is supported by its customers worldwide, by pursuing the corporate visions of contributing to the realization of a ubiquitous networking society and coexistence with the global environment, under the global brand slogan “Panasonic ideas for life,” which represents a commitment to deliver “ease of use and convenience,” “security and brand loyalty” and “inspiring” products and services. Regarding the business environment for fiscal 2006, Matsushita expects to continue to encounter severe conditions, such as a slowdown in growth in the electronics industry, ever-intensifying global price declines in digital products and rising raw materials prices, including crude oil prices. Under these circumstances, Matsushita views fiscal 2006 as crucial to the success of its Leap Ahead 21 plan for the three-year period ending March 2007. Accordingly, Matsushita is implementing various initiatives to achieve the goals of the plan, despite a severe environment.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

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<Principal Initiatives for Fiscal 2006>

1.	V-products

For fiscal 2006 Matsushita intends to develop a new series of V-products to capture leading shares in high-volume markets and make a significant contribution to overall business results, with sales expected to reach 1.5 trillion yen in 67 product categories, exceeding the previous year’s result. During the first half of fiscal 2006, V-products, including flat-panel TVs, digital cameras and air conditioners, among others, recorded sales of about 620 billion yen. Matsushita will continue to develop new products with emphasis on the creation of black-box technologies, environmentally friendly features, while incorporating universal design concepts.

2.	R&D and Investment Strategy

In order to develop a succession of new products, it is imperative to increase R&D efficiency. Matsushita developed a new Integrated Platform that integrates hardware and software for a wide range of digital products from cellular phone handsets to home AV equipment. In fiscal 2006, by utilizing this platform across multiple digital product categories, Matsushita hopes to raise R&D efficiency more than fivefold compared with traditional R&D. Matsushita will continue to focus investment into strategic businesses, including semiconductors, particularly advanced system LSIs, which are the key components in digital products, and plasma TVs, for which global demand is expected to increase significantly, as well as fuel cell co-generation systems for the home that contribute to the prevention of global warming. In semiconductors, Matsushita is investing approximately 130 billion yen from fiscal 2005 in a new factory for state-of-the-art system LSIs in Uozu, Japan, where commercial shipments started in October of 2005. The Company is also investing some 95 billion yen from fiscal 2005 in a new PDP factory in Amagasaki, Japan, where operations started in September of 2005. With this new factory, Matsushita further augmented one of the world’s largest PDP manufacturing operations.

3.	Overseas Strategy

Overseas operations serve as a “growth engine” for the entire Matsushita Group. China, in particular, is key to achieving growth overseas. In this market, Matsushita aims to record sales of approximately 1 trillion yen in fiscal 2007. To achieve this goal, Matsushita is developing and launching high value-added products, placing greater emphasis on sales at high-volume retailers and augmenting the Company’s IT infrastructures. Matsushita is also expanding simultaneous global product introductions to include more models in a wide variety of product categories. Furthermore, Matsushita is promoting cutting-edge digital AV equipment such as flat-panel TVs, DVD recorders and digital cameras in global markets, while aggressively marketing unique washer/dryers with a tilted drum and other high value-added products.

4.	Strengthening Management Structure

Matsushita is implementing the Next Cell Production Project to improve cost competitiveness, while minimizing inventories. The Company is also strengthening management structures and improving profitability through a Second Corporate Cost Busters Project to eliminate redundancies throughout all areas of the Company.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

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5.	Collaboration with Matsushita Electric Works, Ltd. (MEW)

Through collaboration with MEW that started in fiscal 2005, Matsushita strategically utilizes the management resources of both companies. Specifically, Matsushita provides customers with solutions for comfortable living through the successive launch of Collaboration V-products and the expansion of systems solutions businesses, including security and energy control management, effectively integrating the technologies, products and services of both Matsushita and MEW.

(4)	Research and Development

The Matsushita Group’s R&D activities range broadly from basic research to product development and production engineering, aiming at the realization of a ubiquitous networking society and coexistence with the global environment. Aiming at strengthening new technologies for the next decade as well as enhancing R&D efficiency, Matsushita has, from a groupwide point of view, formulated a technology management system, implemented various initiatives including the rigorous selection and concentration of R&D themes, optimal allocation of resources, augmented intellectual properties strategy and shared technology strategy roadmap groupwide.

Aiming to maximize the effect of R&D, Matsushita has adopted two value chain strategies as the core of its technology strategy. One is the vertical value chain, which is a vertically integrated business model that facilitates close cooperation between devices and finished products in the Company’s development and manufacturing structure, to hold added value in the Matsushita Group. A representative example is the development of plasma TVs (VIERA), which utilize the PEAKS System that realizes the synergy of panel, driver and processor, and enables unparalleled performance in terms of picture quality. The second is a horizontal value chain, which establishes common platforms for various product categories. A representative example is the development of the Integrated Platform, which combines software and hardware resources across differing digital product categories to improve R&D efficiency and design quality. An advanced system LSI for this Integrated Platform is used in a new SD memory card-based 3-CCD digital video camera, as announced in September of 2005.

Furthermore, the Company continues to concentrate R&D management resources into growth areas and new technologies for the next decade. One example is fuel cell co-generation systems for the home, which create electricity from the electrical change of hydrogen in the fuel and also provide hot water for use. Thus, fuel cells can enhance the energy efficiency and contribute to the prevention of global warming.

Matsushita’s R&D expenditures for the first half of fiscal 2006 totaled 278,417 million yen.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

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The following is the breakdown of R&D expenditures by business segment:

Business Segment	Yen (millions)
AVC Networks	133,709
Home Appliances	26,714
Components and Devices	60,564
MEW and PanaHome	30,060
JVC	19,167
Other	4,739
Other R&D expenditures	3,464

Total	278,417

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

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III	Property, Plant and Equipment

(1)	Capital Investment*

During the first half ended September 30, 2005, the Company invested a total of 159,444 million yen in property, plant and equipment, with emphasis on production facilities in such strategically important areas as digital AV equipment and key components and devices. The breakdown of capital investment by business segment is as follows:

Business Segment	Yen (millions)
AVC Networks	39,176
Home Appliances	16,965
Components and Devices	65,664
MEW and PanaHome	19,194
JVC	8,554
Other	7,748

Subtotal	157,301
Corporate	2,143

Total	159,444

*	The above figures are calculated on an accrual basis.

The main emphasis of capital investment is as follows:

AVC Networks	:	New products in the digital AV and information equipment areas, increase of production capacity and rationalization of production
Home Appliances	:	New home appliance products and rationalization of production
Components and Devices	:	New semiconductors and electronic components and increase of production capacity
MEW and PanaHome	:	New products in the lighting, building products and automation controls equipment areas and rationalization of production
JVC	:	New products in the digital AV equipment and rationalization of production
Other	:	New products in the FA equipment area and rationalization of production

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

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IV	Shares and Shareholders

(1)	Shares of Common Stock Issued as of September 30, 2005: 2,453,053,497 shares

The common stock of the Company is listed on the Tokyo, Osaka and Nagoya stock exchanges in Japan. Overseas listings include the New York, Euronext Amsterdam and Frankfurt stock exchanges.

(2)	Amount of Common Stock (Stated Capital) as of September 2005: 258,740 million yen

(3)	Major Shareholders:

	As of September 30, 2005
Name of Shareholder	Share ownership (in thousands of shares)	Percentage of total issued
Moxley & Co.	201,754	8.22%
The Master Trust Bank of Japan, Ltd. (trust account)	140,639	5.73
Japan Trustee Services Bank, Ltd. (trust account)	138,776	5.66
Sumitomo Mitsui Banking Corporation	72,923	2.97
Nippon Life Insurance Co.	66,303	2.70
Sumitomo Life Insurance Co.	50,212	2.05
Matsushita Electric Employee Shareholding Association	38,347	1.56
State Street Bank and Trust Co. 505103	37,311	1.52
Mitsui Sumitomo Insurance Co., Ltd.	35,106	1.43
State Street Bank and Trust Co.	28,740	1.17

Total of above top 10 shareholders	810,114	33.02%

Notes:	1.	The Company holds 236,275 thousand shares (9.63% of total issued shares) of its own common stock.

	2.	The Company is aware of the July 14, 2005 filing by Dodge & Cox (an investment advisory company), stating that, as of the end of June 2005, Dodge & Cox and its affiliates owned, beneficially or of record, 132,751 thousand shares, 5.41% in total of the issued shares of the Company’s common stock, as calculated pursuant to the Securities and Exchange Law of Japan.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

(4)	Stock Price

The following table sets forth the monthly reported high and low market prices per share of the Company’s common stock on the Tokyo Stock Exchange for the first half of fiscal 2006:

	Yen
	April	May	June	July	August	September
High	1,637	1,659	1,698	1,832	1,972	1,960
Low	1,485	1,538	1,607	1,680	1,795	1,847

V	Financial Statements

Index of Consolidated Financial Statements of Matsushita Electric Industrial Co., Ltd. and Subsidiaries:

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Balance Sheets

September 30, 2005 and 2004 and March 31, 2005

	Yen (millions)
	September 30,		March 31,
Assets	2005	2004	2005
Current assets:
Cash and cash equivalents	1,455,714	1,253,608	1,169,756
Time deposits	213,543	171,630	144,781
Short-term investments (Note 4)	16,252	7,645	11,978
Trade receivables:
Notes	75,884	96,476	107,317
Accounts	1,055,611	1,193,142	1,188,257
Allowance for doubtful receivables	(40,093)	(54,964)	(43,836)

Net trade receivables	1,091,402	1,234,654	1,251,738

Inventories (Note 3)	1,006,422	1,068,646	893,425
Other current assets (Note 6)	527,454	566,339	558,854

Total current assets	4,310,787	4,302,522	4,030,532

Noncurrent receivables	—	253,243	246,201
Investments and advances (Note 4)	1,197,666	1,113,505	1,146,505
Property, plant and equipment (Note 6):
Land	385,560	389,664	393,635
Buildings	1,638,314	1,642,199	1,665,243
Machinery and equipment	3,067,466	3,141,765	3,087,155
Construction in progress	80,105	60,818	84,139

	5,171,445	5,234,446	5,230,172
Less accumulated depreciation	3,535,983	3,591,868	3,572,092

Net property, plant and equipment	1,635,462	1,642,578	1,658,080

Other assets:
Goodwill	462,533	463,372	461,912
Intangible assets (Note 6)	100,086	102,607	101,585
Other assets	383,457	527,523	412,066

Total other assets	946,076	1,093,502	975,563

	8,089,991	8,405,350	8,056,881

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Balance Sheets

September 30, 2005 and 2004 and March 31, 2005

	Yen (millions)
	September 30,		March 31,
Liabilities and Stockholders’ Equity	2005	2004	2005
Current liabilities:
Short-term borrowings, including current portion of long-term debt	359,033	387,572	385,474
Trade payables:
Notes	42,781	58,194	37,099
Accounts	850,719	838,125	828,920

Total trade payables	893,500	896,319	866,019

Accrued income taxes	49,277	54,605	47,916
Accrued payroll	136,555	158,913	145,871
Other accrued expenses	843,304	810,219	789,999
Deposits and advances from customers	97,937	108,564	92,089
Employees’ deposits	115,867	120,421	118,441
Other current liabilities	376,635	345,837	383,082

Total current liabilities	2,872,108	2,882,450	2,828,891

Noncurrent liabilities:
Long-term debt	429,250	577,688	477,143
Retirement and severance benefits	572,488	719,715	597,163
Other liabilities	107,939	146,333	113,491

Total noncurrent liabilities	1,109,677	1,443,736	1,187,797

Minority interests	482,089	474,572	495,941

Stockholders’ equity:
Common stock	258,740	258,740	258,740
Capital surplus	1,231,516	1,230,315	1,230,701
Legal reserve	87,813	88,166	87,838
Retained earnings	2,507,767	2,475,725	2,461,071
Accumulated other comprehensive income (loss):
Cumulative translation adjustments	(182,182)	(217,897)	(245,642)
Unrealized holding gains of available-for-sale securities (Note 4)	127,848	70,453	72,608
Unrealized gains of derivative instruments (Note 10)	8,704	4,964	6,403
Minimum pension liability adjustments	(86,225)	(121,782)	(71,746)

Total accumulated other comprehensive income (loss)	(131,855)	(264,262)	(238,377)

Treasury stock, at cost	(327,864)	(184,092)	(255,721)

Total stockholders’ equity	3,626,117	3,604,592	3,544,252
Commitments and contingent liabilities (Note 11)

	8,089,991	8,405,350	8,056,881

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Statements of Income

Six months ended September 30, 2005 and 2004 and year ended March 31, 2005

	Yen (millions)
	Six months ended September 30,		Year ended March 31,
	2005	2004	2005
Revenues, costs and expenses:
Net sales	4,259,213	4,318,537	8,713,636
Cost of sales	(2,957,166)	(3,075,596)	(6,176,046)
Selling, general and administrative expenses	(1,130,960)	(1,086,607)	(2,229,096)
Interest income	11,143	9,118	19,490
Dividends received	4,759	3,908	5,383
Gain from the transfer of the substitutional portion of Japanese Welfare Pension Insurance	—	31,509	31,509
Other income (Note 9)	48,205	27,524	82,819
Interest expense	(10,233)	(11,494)	(22,827)
Other deductions (Note 9)	(70,850)	(79,626)	(177,955)

Income before income taxes	154,111	137,273	246,913
Provision for income taxes:
Current	59,477	55,074	96,529
Deferred	25,951	5,758	56,805

	85,428	60,832	153,334

Income before minority interests and equity in losses of associated companies	68,683	76,441	93,579
Minority interests	(6,596)	15,346	27,719
Equity in losses of associated companies	(10,872)	(4,916)	(7,379)

Net income	64,407	56,179	58,481

	Yen
Net income per share of common stock (Note 8):
Basic	28.82	24.26	25.49
Diluted	28.82	24.26	25.49

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Statements of Retained Earnings

Six months ended September 30, 2005 and 2004 and year ended March 31, 2005

	Yen (millions)
	Six months ended September 30,		Year ended March 31,
	2005	2004	2005
Retained earnings:
Balance at beginning of period	2,461,071	2,442,504	2,442,504
Net income	64,407	56,179	58,481
Cash dividends	(16,938)	(17,967)	(35,251)
Transfer to legal reserve	(725)	(4,991)	(4,663)
Transfer to capital surplus due to merger of a subsidiary	(48)	—	—

Balance at end of period	2,507,767	2,475,725	2,461,071

Disclosure of comprehensive income (loss):
Net income	64,407	56,179	58,481
Other comprehensive income (loss), net of tax:
Translation adjustments	63,460	64,390	36,645
Unrealized holding gains (losses) of available-for-sale securities (Note 4)	55,240	(17,651)	(15,496)
Unrealized gains (losses) of derivative instruments (Note 10)	2,301	(1,712)	(273)
Minimum pension liability adjustments	(14,479)	90,213	140,249

Total comprehensive income	170,929	191,419	219,606

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Six months ended September 30, 2005 and 2004 and year ended March 31, 2005

	Yen (millions)
	Six months ended September 30,		Year ended March 31,
	2005	2004	2005
Cash flows from operating activities:
Net income	64,407	56,179	58,481
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	150,524	156,922	325,465
Net gain on sale of investments	(19,054)	(10,914)	(31,399)
Provision for doubtful receivables	2,732	6,083	4,963
Deferred income taxes	25,951	5,758	56,805
Write-down of investment securities (Note 9)	6,666	1,663	16,186
Impairment loss on long-lived assets (Note 6)	5,433	13,032	29,519
Minority interests	(6,596)	15,346	27,719
(Increase) decrease in trade receivables	(6,265)	48,251	61,207
(Increase) decrease in inventories	(94,925)	(104,660)	84,405
(Increase) decrease in other current assets	(14,584)	(11,941)	14,649
Increase (decrease) in trade payables	76,916	(16,389)	(74,276)
Increase (decrease) in accrued income taxes	3,047	3,178	(3,422)
Increase (decrease) in accrued expenses and other current liabilities	37,548	46,837	(10,736)
Increase (decrease) in retirement and severance benefits	(35,187)	(58,235)	(99,499)
Other	(4,651)	(4,653)	18,368

Net cash provided by operating activities	191,962	146,457	478,435

Cash flows from investing activities:
Proceeds from sale of short-term investments	7,341	1,506	6,117
Purchase of short-term investments	—	(1,001)	(9,001)
Proceeds from disposition of investments and advances	373,936	43,459	101,374
Increase in investments and advances	(126,019)	(33,867)	(133,636)
Capital expenditures	(196,472)	(134,586)	(352,203)
Proceeds from disposals of property, plant and equipment	90,381	32,421	78,131
(Increase) decrease in finance receivables	—	4,597	26,823
(Increase) decrease in time deposits	81,826	4,446	27,748
Inflows due to acquisition of additional shares of newly consolidated subsidiaries, net of cash paid	—	79,724	82,208
Proceeds from sale of shares of and cash dividend from a financial subsidiary	62,948	—	—
Other	(19,560)	(23,531)	(5,857)

Net cash provided by (used in) investing activities	274,381	(26,832)	(178,296)

(Continued)

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Six months ended September 30, 2005 and 2004 and year ended March 31, 2005

	Yen (millions)
	Six months ended September 30,		Year ended March 31,
	2005	2004	2005
Cash flows from financing activities:
Increase (decrease) in short-term borrowings	27,321	5,111	(8,009)
Increase (decrease) in deposits and advances from customers and employees	(5,230)	(134,185)	(139,134)
Proceeds from long-term debt	30,653	69,968	119,422
Repayments of long-term debt	(148,198)	(48,297)	(251,554)
Dividends paid	(16,938)	(17,967)	(35,251)
Dividends paid to minority interests	(9,638)	(11,772)	(14,765)
Repurchase of common stock	(72,214)	(20,275)	(92,879)
Sale of treasury stock	88	—	1,324
Other	4,725	—	1,395

Net cash used in financing activities	(189,431)	(157,417)	(419,451)

Effect of exchange rate changes on cash and cash equivalents	9,046	16,386	14,054

Net increase (decrease) in cash and cash equivalents	285,958	(21,406)	(105,258)

Cash and cash equivalents at beginning of period	1,169,756	1,275,014	1,275,014

Cash and cash equivalents at end of period	1,455,714	1,253,608	1,169,756

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2005 and 2004 and March 31, 2005

(1)	Summary of Significant Accounting Policies

(a)	Description of Business

Matsushita Electric Industrial Co., Ltd. (hereinafter, the “Company,” including consolidated subsidiaries, unless the context otherwise requires) is one of the world’s leading producers of electronic and electric products. The Company currently offers a comprehensive range of products, systems and components for consumer, business and industrial use based on sophisticated electronics and precision technology, expanding to building materials and equipment, and housing business. Most of the Company’s products are marketed under “Panasonic” and several other trade names, including “National,” “Technics,” “Quasar,” “Victor,” “JVC” and “PanaHome.”

Sales for the six months ended September 30, 2005 were categorized as follows: AVC Networks—41%, (Video and audio equipment 17%, Information and communications equipment 24%), Home Appliances—14%, Components and Devices—12%, MEW and PanaHome*—18%, JVC—8% and Other—7%. A sales breakdown by geographical market was as follows: Japan—51%, North and South America—16%, Europe—12%, and Asia and Others—21%.

The Company is not dependent on a single supplier, and has no significant difficulty in obtaining raw materials from suppliers.

*	MEW stands for Matsushita Electric Works, Ltd. and PanaHome stands for PanaHome Corporation.

(b)	Basis of Presentation of Consolidated Financial Statements

The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform with U.S. generally accepted accounting principles.

(c)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned, controlled subsidiaries. The Company also consolidates entities in which controlling interest exists through variable interests in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (FIN 46R). The Company currently does not have any variable interest entities to be consolidated.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(d)	Revenue Recognition

The Company generates revenue principally through the sale of consumer and industrial products, equipment, and supplies. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, and title and risk of loss have been transferred to the customer or services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured.

Revenue from sales of products is generally recognized when the products are received by customers. Revenue from sales of certain products with customer acceptance provisions related to their functionality is recognized when the product is received by the customer and the specific criteria of the product functionality are successfully tested and demonstrated.

The Company enters into arrangements with multiple elements, which may include any combination of products, equipment, installment and maintenance. The Company allocates revenue to each element based on its relative fair value if such element meets the criteria for treatment as a separate unit of accounting as prescribed in the Emerging Issues Task Force (EITF) Issue 00-21, “Revenue Arrangements with Multiple Deliverables” (EITF 00-21).

The Company’s policy is to accept product returns only in the case that the products are defective. The Company issues contractual product warranties under which it guarantees the performance of products delivered and services rendered for a certain period of time. A liability for the estimated product warranty related cost is established at the time revenue is recognized, and is included in “Other accrued expenses.” Estimates for accrued warranty cost are primarily based on historical experience and current information on repair cost.

Historically, the Company has made certain allowances related to sales to its consumer business distributors. Such allowances are generally provided to compensate the distributors for a decline in the product’s value, and are classified as a reduction of revenue on the consolidated statements of income. Estimated price adjustments are accrued when the related sales are recognized. The estimate is made based primarily on the historical experience or specific arrangements made with the distributors.

The Company also occasionally offers incentive programs to its distributors in the form of rebates. These rebates are accrued at the later of the date at which the related revenue is recognized or the date at which the incentive is offered, and are recorded as reductions of sales in accordance with EITF 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).”

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(e)	Leases

A subsidiary of the Company leased machinery and equipment for the six months ended September 30, 2004 and for the year ended March 31, 2005. Leases of such assets are principally accounted for as direct financing leases and included in “Trade receivables—Accounts” and “Noncurrent receivables” in the accompanying consolidated balance sheets.

On April 1, 2005, the Company sold the majority shares of this subsidiary to a third party, and began to account for its remaining investment using the equity method.

(f)	Inventories

Finished goods and work in process are stated at the lower of cost (average) or market. Raw materials are stated at cost, principally on a first-in, first-out basis, not in excess of current replacement cost.

(g)	Foreign Currency Translation

Foreign currency financial statements are translated in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, “Foreign Currency Translation,” under which all assets and liabilities are translated into yen at period-end rates and income and expense accounts are translated at weighted-average rates. Adjustments resulting from the translation of financial statements are reflected under the caption, “Accumulated other comprehensive income (loss),” a separate component of stockholders’ equity.

(h)	Property, Plant and Equipment

Property, plant and equipment is stated at cost. Depreciation is computed primarily using the declining balance method based on the following estimated useful lives:

Buildings .....................................................................................	5 to 50 years
Machinery and equipment ..........................................................	2 to 10 years

Certain assets with a net book value of 7,113 million yen are collateralized.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(i)	Goodwill and Other Intangible Assets

Goodwill represents the excess of costs over the fair value of net assets of businesses acquired. The Company accounts for goodwill and other intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, and are instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets.”

(j)	Investments and Advances

Investments and advances primarily consist of investments in and advances to associated companies, cost method investments, available-for-sale securities, and long-term deposits. Cost method investments and long-term deposits are recorded at historical cost.

The equity method is used to account for investments in associated companies in which the Company exerts significant influence, generally having a 20% to 50% ownership interest, and corporate joint ventures. The Company also uses the equity method for some subsidiaries if the minority shareholders have substantive participating rights. Under the equity method of accounting, investments are stated at their underlying net equity value after elimination of intercompany profits. The cost method is used when the Company does not have significant influence.

The excess of cost of the stock of the associated companies over the Company’s share of their net assets at the acquisition date, included in the equity investment balance, was recognized as goodwill. Such equity method goodwill is not being amortized and is instead tested for impairment, in accordance with SFAS No. 142.

The Company accounts for debt and equity securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”

SFAS No. 115 requires that certain investments in debt and equity securities be classified as held-to-maturity, trading, or available-for-sale securities. The Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale. Available-for-sale securities are carried at fair value with unrealized holding gains or losses included as a component of accumulated other comprehensive income (loss), net of applicable taxes.

Realized gains and losses are determined on the average cost method and reflected in earnings.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

On a continuous basis, but no less frequently than at the end of each semi-annual period, the Company evaluates the carrying amount of each of the investments in associated companies, cost method investments and available-for-sale securities for possible impairment. Factors considered in assessing whether an indication of other-than-temporary impairment exists include the period of time the fair value has been below the carrying amount or cost basis of investment, financial condition and prospects of each investee, and other relevant factors.

Investments in associated companies, cost method investments and available-for-sale securities are reduced to fair value by a charge to earnings when impairment is considered to be other than temporary. Impairment is measured based on the amount by which the carrying amount or cost basis of the investment exceeds its fair value. Fair value is determined based on quoted market prices, discounted cash flows or other valuation techniques as appropriate.

(k)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(l)	Advertising

Advertising costs are expensed as incurred.

(m)	Net Income per Share

The Company accounts for net income per share in accordance with SFAS No. 128, “Earnings per Share.” This Statement establishes standards for computing net income per share and requires dual presentation of basic and diluted net income per share on the face of the statements of income for all entities with complex capital structures.

Under SFAS No. 128, basic net income per share is computed based on the weighted-average number of common shares outstanding during each period, and diluted net income per share assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(n)	Cash Equivalents

Cash equivalents include all highly liquid debt instruments purchased with a maturity of three months or less.

(o)	Derivative Financial Instruments

Derivative financial instruments utilized by the Company are comprised principally of foreign exchange contracts, interest rate swaps, cross currency swaps and commodity futures used to hedge currency risk, interest rate risk and commodity price risk.

The Company accounts for derivative instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. The Company recognizes derivatives in the consolidated balance sheets at their fair value in “Other current assets,” “Other assets,” “Other current liabilities” or “Other liabilities.” On the date the derivative contract is entered into, the Company designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair-value” hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (“cash-flow” hedge), or a foreign-currency fair-value or cash-flow hedge (“foreign-currency” hedge). The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in earnings. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss), until earnings are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either earnings or other comprehensive income (loss), depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. The ineffective portion of the change in fair value of a derivative instrument that qualifies as either a fair-value hedge or a cash-flow hedge is reported in earnings.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(p)	Impairment of Long-Lived Assets

The Company accounts for impairment or disposition of long-lived assets in accordance with SFAS No. 144. In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(q)	Restructuring Charges

The Company adopts SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” for financial accounting and reporting for costs associated with exit or disposal activities. Pursuant to SFAS No. 146, liabilities for restructuring costs are recognized when the liability is incurred, which may be subsequent to the date when the Company has committed to a restructuring plan.

(r)	Stock-Based Compensation

SFAS No. 123 “Accounting for Stock-Based Compensation,” and SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of SFAS No. 123,” established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans.

As permitted by existing accounting standards, the Company has elected to continue to apply the intrinsic-based-method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations to account for its stock option plans, and has adopted only the disclosure requirements of SFAS No. 123, as amended.

As the option price at the date of grant exceeded the fair market value of common stock, no compensation costs have been recognized in connection with the plans.

If the accounting provision of SFAS No. 123, as amended, had been adopted, the impact on the Company’s net income for the six months ended September 30, 2005 and 2004 and for the year ended March 31, 2005 would not be material.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(s)	Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(t)	Reclassifications

Certain reclassifications have been made to the consolidated financial statements for the six months ended September 30, 2004 and notes thereto, to conform with the presentation used for the six months ended September 30, 2005.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	Acquisition

On April 1, 2004, the Company acquired 19.2% of the issued common shares of Matsushita Electric Works, Ltd. (MEW) through a tender offer to obtain its controlling interest. Until then, the Company had a 31.8% equity ownership.

This acquisition also resulted in another acquisition of controlling interest of PanaHome Corporation (PanaHome) because both the Company and MEW have 27% equity ownership.

The results of operations of MEW and PanaHome are included in the consolidated financial statements since that date. MEW is a manufacturer of household electric equipment, building products and related materials based in Osaka, Japan. As a result of the acquisition, the Company is expected to provide a comprehensive range of home electric and household equipment and systems in Japan. It also expects to reduce costs through economies of scale and sharing of research and development resources and marketing channels. The aggregate purchase cost of additional MEW shares was 147,187 million yen and was paid in cash. The carrying value of the Company’s common shares of MEW immediately before the acquisition was 200,174 million yen. The carrying value of the Company’s existing common shares of PanaHome at April 1, 2004 was 22,861 million yen.

The purchase price of additional MEW shares has been allocated based upon the estimated fair value of the identifiable assets acquired and liabilities assumed at the date of acquisition. The excess of the purchase price over fair value of net identifiable assets was allocated to goodwill. The Company’s new basis of investments in MEW and PanaHome upon the acquisition of additional shares of MEW was 343,844 million yen, which consisted of the purchase price of acquired shares and the carrying value of the existing shares, net of deferred tax liabilities of 26,378 million yen on the outside basis of existing shares that had been accounted for using the equity method. Such new basis of investments in MEW and PanaHome was allocated as follows:

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Yen (millions)
Cash and cash equivalents	226,911
Other current assets	431,633
Property, plant and equipment	440,584
Goodwill	41,523
Intangible assets	25,533
In-process research and development	311
Other assets	220,631

Total assets acquired	1,387,126

Current liabilities	335,899
Noncurrent liabilities	419,803

Total liabilities assumed	755,702

Minority interests	287,580

Net assets acquired	343,844

In-process research and development represents the estimated value of in-process research and development projects that had not yet reached technical feasibility. The related technology had no alternative use and required substantial additional development by the Company. In-process research and development was charged to operations during the year ended March 31, 2005 and included in selling, general and administrative expenses in the consolidated statements of income.

Of the 25,533 million yen of acquired intangible assets, 20,005 million yen was assigned to assets subject to amortization, which have a weighted-average useful life of approximately seven years and include technologies of 9,592 million yen with a 10-year weighted-average useful life, and software of 8,892 million yen with a 5-year weighted-average useful life.

The total amount of goodwill is included in “MEW and PanaHome” segment, and is not deductible for tax purposes.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3)	Inventories

Inventories at September 30, 2005 and 2004 and March 31, 2005 are summarized as follows:

	Yen (millions)
	September 30,		March 31,
	2005	2004	2005
Finished goods	578,116	602,447	491,381
Work in process	149,227	166,835	139,745
Raw materials	279,079	299,364	262,299

	1,006,422	1,068,646	893,425

(4)	Investments in Securities

In accordance with SFAS No. 115, the Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale.

The cost, fair value, net unrealized holding gains (losses) of available-for-sale securities included in short-term investments and investments and advances at September 30, 2005 and 2004 and March 31, 2005 are as follows:

	Yen (millions)
	September 30, 2005
	Cost	Fair value	Net unrealized holding gains (losses)
Current:
Bonds	14,221	14,223	2
Other	2,029	2,029	—

	16,250	16,252	2

Noncurrent:
Equity securities	223,641	486,099	262,458
Bonds	103,594	103,551	(43)
Other	18,232	18,244	12

	345,467	607,894	262,427

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	September 30, 2004
	Cost	Fair value	Net unrealized holding gains (losses)
Current:
Bonds	5,634	5,634	—
Other	2,011	2,011	—

	7,645	7,645	—

Noncurrent:
Equity securities	243,642	408,689	165,047
Bonds	23,480	23,581	101
Other	18,181	18,319	138

	285,303	450,589	165,286

	Yen (millions)
	March 31, 2005
	Cost	Fair value	Net unrealized holding gains (losses)
Current:
Bonds	5,035	5,035	—
Other	6,943	6,943	—

	11,978	11,978	—

Noncurrent:
Equity securities	228,202	392,903	164,701
Bonds	71,844	72,104	260
Other	18,258	18,282	24

	318,304	483,289	164,985

The aggregate cost of the Company’s cost method investments totaled 195,282 million yen and 189,740 million yen at September 30, 2005 and March 31, 2005, respectively.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(5)	Leases

The Company has operating leases for certain machinery and equipment. Future minimum lease payments under operating leases at September 30, 2005 are as follows:

Yen (millions)
Due within 1 year	42,731
Due after 1 year within 2 years	41,534
Due after 2 years within 3 years	24,376
Due after 3 years within 4 years	17,923
Due after 4 years within 5 years	12,041
Thereafter	15,783

Total minimum lease payments	154,388

(6)	Long-Lived Assets

The Company periodically reviews the recorded value of its long-lived assets to determine if the future cash flows to be derived from these assets will be sufficient to recover the remaining recorded asset values. Impairment losses are included in other deductions in the consolidated statements of income, and are not charged to segment profit.

The Company recognized impairment losses in the aggregate of 5,433 million yen of property, plant and equipment for the six months ended September 30, 2005.

The impairment losses mainly consist of the impairment of certain unused assets and manufacturing facilities at domestic and overseas subsidiaries. Due to the decline of the fair value of the unused assets and lower profitability of their business, the Company wrote down the carrying amount of these assets to the recoverable amount. The fair value of the land, buildings and manufacturing facilities was determined by specific appraisal or based on discounted estimated future cash flow.

The remaining impairment loss is mainly related to write-down of land, buildings and equipments for information and communications products at domestic manufacturing subsidiaries. Due mainly to the weak market demand and plans to reduce production of these products, the Company estimated the carrying amounts would not be recovered by the future cash flows. The fair value was determined by estimating the market value.

Impairment losses of 2,462 million yen, 406 million yen, 1,868 million yen and 697 million yen were related to “AVC Networks,” “Home Appliances,” “MEW and PanaHome” and the remaining segments, respectively.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company recognized impairment losses of 12,683 million yen of property, plant and equipment for the six months ended September 30, 2004.

One of the impairment losses is related to write-down of certain land and buildings at a domestic sales subsidiary to the fair value. Due to severe competition in a domestic market in addition to the decline of the market value of the land, the Company estimated the carrying amounts would not be recovered by the future cash flows.

The remaining impairment loss is mainly related to write-down of land and buildings to manufacture certain information and communications equipment at a domestic subsidiary. As a result of plans to reduce production of these products, the Company estimated the carrying amounts would not be recovered by the future cash flows. The fair value was determined by estimating the market value.

Impairment losses of 6,487 million yen, 3,857 million yen and 2,339 million yen were related to “AVC Networks,” “Home Appliances” and the remaining segments, respectively.

The Company recognized impairment losses in the aggregate of 28,265 million yen of property, plant and equipment during fiscal 2005.

Due to severe competition primarily in the domestic audio and visual industry, the Company has realigned various branches of a certain domestic sales subsidiary. Consequently the Company decided to sell the land and buildings of the subsidiary near the end of fiscal 2005, and classified those land and buildings as assets held for sale, which were included in other current assets in the consolidated balance sheets. As a result, the Company recognized an impairment loss. The fair value of the land and buildings was determined by using a purchase price offered by a third party.

The Company also recorded an impairment loss related to write-down of land and buildings used in connection with the manufacture of certain information and communications equipment at a domestic subsidiary. As a result of plans to reduce production of these products, the Company estimated the carrying amounts would not be recovered by the future cash flows. The fair value of land was determined by specific appraisal. The fair value of buildings was determined based on the discounted estimated future cash flow expected to result from the use of the buildings and their eventual disposition.

Impairment losses of 13,393 million yen, 8,555 million yen and 6,317 million yen were related to “AVC Networks,” “Home Appliances” and the remaining segments, respectively.

The Company recorded an impairment loss of 349 million yen of amortizing intangible assets for the six months ended September 30, 2004 and for the year ended March 31, 2005. The Company estimated the carrying amount would not be recovered by the future cash flows, due to severe competition in a domestic market. The Company also recognized an impairment loss of 905 million yen of non-amortizing intangible assets, in connection with the decline of their market value during fiscal 2005.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(7)	Net Assets per Share

Net assets per share as of September 30, 2005 and 2004 and March 31, 2005 are as follows:

	Yen
	September 30,		March 31,
	2005	2004	2005
Net assets per share	1,635.76	1,564.14	1,569.39

(8)	Net Income per Share

A reconciliation of the numerators and denominators of the basic and diluted net income per share computation for the six months ended September 30, 2005 and 2004 and for the year ended March 31, 2005 are as follows:

	Yen (millions)
	Six months ended September 30,		Year ended March 31,
	2005	2004	2005
Net income available to common stockholders	64,407	56,179	58,481

	Number of shares
	Six months ended September 30,		Year ended March 31,
	2005	2004	2005
Average common shares outstanding	2,234,699,257	2,315,541,712	2,294,607,915
Dilutive effect of assumed conversions:
Stock options	1,002	—	—

Diluted common shares outstanding	2,234,700,259	2,315,541,712	2,294,607,915

	Yen
	Six months ended September 30,		Year ended March 31,
	2005	2004	2005
Net income per share:
Basic	28.82	24.26	25.49
Diluted	28.82	24.26	25.49

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(9)	Supplementary Information to the Statements of Income and Cash Flows

Included in other deductions of revenues, costs and expenses for the six months ended September 30, 2005 and 2004 and for the year ended March 31, 2005 is a loss of 20,774 million yen, 49,609 million yen and 101,136 million yen, respectively, associated with the implementation of the early retirement programs in the domestic and overseas subsidiaries.

A write-down of 6,666 million yen, 1,663 million yen and 16,186 million yen on investment securities is included in other deductions of revenues, costs and expenses for the six months ended September 30, 2005 and 2004 and for the year ended March 31, 2005, respectively.

A gain of 10,313 million yen from the sale of shares of Matsushita Leasing & Credit Co., Ltd. is included in other income of revenues, costs and expenses for the six months ended September 30, 2005.

The Company sold, without recourse, loans receivable of 96,339 million yen to independent third parties for proceeds of 106,779 million yen, and recorded gains on the sale of loans receivable of 10,440 million yen, which is included in other income of revenues, costs and expenses for the six months ended September 30, 2004 and for the year ended March 31, 2005. The sale of the receivables was accounted for under SFAS No. 140, “Accounting for Transfer and Servicing of Financial Assets and Extinguishments of Liabilities.”

Income taxes and interest expenses paid and noncash investing and financing activities for the six months ended September 30, 2005 and 2004 and for the year ended March 31, 2005 are as follows:

	Yen (millions)
	Six months ended September 30,		Year ended March 31,
	2005	2004	2005
a) Cash paid:
Interest	10,640	13,743	25,513
Income taxes	56,430	51,896	99,951
b) Noncash investing and financing activities:
Contribution of assets and liabilities to associated companies	—	4,302	4,302

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(10)	Derivatives and Hedging Activities

The Company operates internationally, giving rise to significant exposure to market risks arising from changes in foreign exchange rates, interest rates and commodity prices. The Company assesses these risks by continually monitoring changes in these exposures and by evaluating hedging opportunities. Derivative financial instruments utilized by the Company to hedge these risks are comprised principally of foreign exchange contracts, interest rate swaps, cross currency swaps and commodity derivatives. The Company does not hold or issue derivative financial instruments for any purposes other than hedging.

Gains and losses related to derivative instruments are classified in other income (deductions) in the consolidated statements of income. The amount of the hedging ineffectiveness and net gain or loss excluded from the assessment of hedge effectiveness is not material for the six months ended September 30, 2005 and 2004 and for the year ended March 31, 2005. Amounts included in accumulated other comprehensive income (loss) at September 30, 2005 are expected to be recognized in earnings principally over the next twelve months. The maximum term over which the Company is hedging exposures to the variability of cash flows for foreign currency exchange risk is approximately five months.

The Company is exposed to credit risk in the event of non-performance by counterparties to the derivative contracts, but such risk is considered mitigated by the high credit rating of the counterparties.

(11)	Commitments and Contingent Liabilities

The Company provides guarantees to third parties mainly on bank loans provided to its employees, associated companies and customers. The guarantees for the employees are principally made for their housing loans. The guarantees for associated companies and customers are made to enhance their credit. For each guarantee provided, the Company is required to perform under the guarantee if the guaranteed party defaults on a payment. At September 30, 2005, the maximum amount of undiscounted payments the Company would have to make in the event of default is 18,309 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as a guarantor under those guarantees at September 30, 2005 and 2004 and March 31, 2005 was insignificant.

In connection with the sale and lease back of certain machinery and equipment, the Company guarantees a specific value of the leased assets. For each guarantee provided, the Company is required to perform under the guarantee if certain conditions are met during or at the end of the lease term. At September 30, 2005, the maximum amount of undiscounted payments the Company would have to make in the event that these conditions are met is 43,055 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as guarantors under those guarantees at September 30, 2005 and 2004 and March 31, 2005 was insignificant.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Contingent liabilities at September 30, 2005 for discounted export bills of exchange amounted to 3,344 million yen.

There are a number of legal actions against the Company. Management is of the opinion that damages, if any, resulting from these actions will not have a material effect on the Company’s consolidated financial statements.

(12)	Segment Information

In accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” the segments reported below are the components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker of the Company in deciding how to allocate resources and in assessing performance.

Business segments correspond to categories of activity classified primarily by markets, products and brand names. “AVC Networks” includes video and audio equipment, and information and communications equipment. “Home Appliances” includes home appliances and housing equipment and systems. “Components and Devices” includes electronic components, semiconductors, electric motors and batteries. “MEW and PanaHome” includes electrical supplies, electric products, building materials and equipment, and housing business. “JVC” includes products marketed under the brand name of JVC or Victor. “Other” includes electronic-parts-mounting machines, industrial robots and industrial equipment.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Information by segment for the six months ended September 30, 2005 and 2004 and for the year ended March 31, 2005 is shown in the tables below:

By Business Segment:

	Yen (millions)
	Six months ended September 30,		Year ended March 31,
	2005	2004	2005
Sales:
AVC Networks:
Customers	1,835,265	1,827,623	3,745,339
Intersegment	46,543	55,929	113,442

Total	1,881,808	1,883,552	3,858,781
Home Appliances:
Customers	524,529	627,348	1,245,478
Intersegment	79,195	33,048	87,298

Total	603,724	660,396	1,332,776
Components and Devices:
Customers	473,865	533,158	1,006,893
Intersegment	206,961	259,214	462,114

Total	680,826	792,372	1,469,007
MEW and PanaHome:
Customers	813,468	702,542	1,485,689
Intersegment	23,915	31,965	70,374

Total	837,383	734,507	1,556,063
JVC:
Customers	333,672	355,224	721,391
Intersegment	2,600	5,125	8,818

Total	336,272	360,349	730,209
Other:
Customers	278,414	272,642	508,846
Intersegment	340,389	266,641	518,277

Total	618,803	539,283	1,027,123
Eliminations	(699,603)	(651,922)	(1,260,323)

Consolidated total	4,259,213	4,318,537	8,713,636

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	Six months ended September 30,		Year ended March 31,
	2005	2004	2005
Segment profit:
AVC Networks	84,817	68,313	127,366
Home Appliances	39,520	37,761	77,632
Components and Devices	33,664	39,528	57,761
MEW and PanaHome	28,546	24,635	63,923
JVC	(3,999)	4,591	9,887
Other	28,684	16,121	38,352
Corporate and eliminations	(40,145)	(34,615)	(66,427)

Total segment profit	171,087	156,334	308,494

Interest income	11,143	9,118	19,490
Dividends received	4,759	3,908	5,383
Gain from the transfer of the substitutional portion of Japanese Welfare Pension Insurance	—	31,509	31,509
Other income	48,205	27,524	82,819
Interest expense	(10,233)	(11,494)	(22,827)
Other deductions	(70,850)	(79,626)	(177,955)

Consolidated income before income taxes	154,111	137,273	246,913

Corporate expenses include certain corporate R&D expenditures and general corporate expenses.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

By Geographical Area:

Sales attributed to countries based upon the customer’s location are as follows:

	Yen (millions)
	Six months ended September 30,		Year ended March 31,
	2005	2004	2005
Sales:
Japan	2,173,710	2,202,873	4,580,555
North and South America	682,267	650,196	1,282,956
Europe	507,064	560,233	1,122,493
Asia and Others	896,172	905,235	1,727,632

Consolidated total	4,259,213	4,318,537	8,713,636

United States of America included in North and South America	597,572	572,665	1,127,412

There are no individually material countries of which sales should be separately disclosed in North and South America, Europe and Asia and Others, except for the United States of America.

Transfers between business segments or geographic segments are made at arms-length prices. There are no sales to a single external major customer for the six months ended September 30, 2005 and 2004 and for the year ended March 31, 2005.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following information shows sales and geographical profit which are attributed to geographic areas based on the country location of the Company or its subsidiaries for the six months ended September 30, 2005 and 2004 and for the year ended March 31, 2005. In addition to the disclosure requirements under SFAS No. 131, the Company discloses this information as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law, which a Japanese public company is subject to:

	Yen (millions)
	Six months ended September 30,		Year ended March 31,
	2005	2004	2005
Sales:
Japan:
Customers	2,358,758	2,461,866	5,033,645
Intersegment	945,136	823,723	1,586,407

Total	3,303,894	3,285,589	6,620,052
North and South America:
Customers	657,732	630,312	1,248,012
Intersegment	11,887	13,290	23,605

Total	669,619	643,602	1,271,617
Europe:
Customers	482,023	511,023	1,046,159
Intersegment	9,045	17,372	26,405

Total	491,068	528,395	1,072,564
Asia and Others:
Customers	760,700	715,336	1,385,820
Intersegment	583,763	546,306	1,059,178

Total	1,344,463	1,261,642	2,444,998
Eliminations	(1,549,831)	(1,400,691)	(2,695,595)

Consolidated total	4,259,213	4,318,537	8,713,636

Geographical profit:
Japan	160,947	126,005	262,063
North and South America	8,997	11,477	20,834
Europe	(386)	8,806	7,393
Asia and Others	43,971	50,553	75,324
Corporate and eliminations	(42,442)	(40,507)	(57,120)

Consolidated total	171,087	156,334	308,494

December 9, 2005

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Akihiro Takei (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Brendon Gore (Europe)	(Tel: +44-20-7562-4400)
(Tel: +44-20-8899-2217)

Matsushita to Close Panasonic Mobile Communications

Corporation of the Philippines

Osaka, Japan, December 9, 2005 — Matsushita Electric Industrial Co., Ltd. - MEI [NYSE symbol: MC], best known for its Panasonic brand, today announced plans to discontinue operations at its subsidiary Panasonic Mobile Communications Corporation of the Philippines (PMCP) in March 2006, after which it will begin closing/liquidation procedures.

PMCP is mainly responsible for the manufacture of Global Standard for Mobile Communications (GSM) mobile terminals for the Asian market, in addition to in-vehicle Electronic Toll Collection (ETC) terminals, video surveillance CRT monitors and other products. In explaining the reason for the closing of PMCP, Matsushita cited intensified global competition in the GSM market and a strategic decision by the company to shift management resources to the third generation (3G) mobile terminal business, for which the market is rapidly expanding. This closing is a part of Matsushita’s global restructuring initiatives in its mobile terminal business.

PMCP was established in 1987 under the name of Matsushita Communication Industrial Corporation of the Philippines, as a manufacturing base for floppy disk drives and electret condenser microphones. PMCP began manufacturing mobile terminals in 1999, and has since supplied the market with approximately 14 million units.

- more -

[Reference]

Panasonic Mobile Communications Corporation of the Philippines

Company Overview (as of September 30, 2005)

Company name	Panasonic Mobile Communications Corporation of the Philippines
Representative	Reynaldo S. Lico, President
Location of head office	102 Laguna Boulevard, Laguna Technopark,
Sta.Rosa, Laguna 4026, Philippines
Date of incorporation	December 4, 1987
Principal business	Manufacture of GSM mobile terminals, in-vehicle ETC terminals, video surveillance CRT monitors and other products
Share capital	Peso 728,000,000
Financial closing date	March 31
Number of employees	842
Total number of outstanding shares	728,000,000 shares
Shareholder’s equity	Peso 3,248,254,000
Total assets	Peso 8,525,381,000
Shareholders (% ownership)	Panasonic Mobile Communications Co., Ltd.: 57.9%
MEI: 37.1%
Principal customers	Sales companies of Matsushita in Asia
Principal Financial Institution	Citibank

Financial Results (for the most recent three fiscal years)

(Thousands of Pesos, except per share amounts, which are in Pesos)

Fiscal year ended:	March 2003	March 2004	March 2005
Net sales*	26,248,220	35,786,846	27,030,988
Income before taxes *	799,124	2,108,055	132,338
Net income *	768,800	1,939,809	60,649
Net income per share	1.06	2.66	0.08
Cash dividends per share	0.10	0.25	2.16
Shareholders’ equity per share	4.20	6.61	4.53

(Note) * Amounts less than 1,000 Pesos have been omitted.

This matter is not expected to have any material effect on Matsushita’s consolidated financial position or performance for the year ending March 31, 2006.

# # #

December 9, 2005

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Akihiro Takei (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)

Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Brendon Gore (Europe)	(Tel: +44-20-7562-4400)
(Tel: +44-20-8899-2217)

Matsushita Electric to Reorganize Overseas Mobile Phone Operations

- Phasing out 2.5G GSM operations to focus on next-generation mobile terminal technologies and operations -

Osaka, Japan — Matsushita Electric Industrial Co., Ltd. (MEI [NYSE: MC]), today announced that one of its subsidiaries, Panasonic Mobile Communications Co., Ltd. (Panasonic Mobile), will phase out overseas 2.5G GSM mobile terminal operations due to severe global competition. By concentrating resources into next-generation mobile terminal technologies, as well as unifying platforms and core technologies for the Japanese and overseas markets, Panasonic Mobile aims to improve development efficiency and product competitiveness. Sales and service activities for the current GSM products will continue.

In line with this decision, the following initiatives will commence from January 2006:

(1)	In order to concentrate resources into the development of common core technologies and next-generation mobile terminals, Panasonic Mobile’s global R&D structure will be reorganized.

Panasonic Mobile will accelerate the development of a global platform based on the Linux* Operating System (OS) that is now being used in mobile terminals for the Japanese market. Furthermore, the Linux OS-based platform will be integrated into Matsushita’s newly developed system LSI, resulting in the establishment of global platforms through integrating core technologies for wireless modem and AV processing. In this way, Panasonic Mobile will further strengthen technological foundations for next-generation mobile terminal development on a global basis, as well as reinforce its mobile terminal business in Japan.

- more -

By focusing on the development of a Linux OS-based global platform, Panasonic Mobile will close R&D operations at Panasonic Mobile Communications Development Corporation of U.S.A. (PMCDU) in the United States, which has been developing other OS platforms. In addition, R&D operations at Panasonic Mobile Communications Development of Europe Ltd. (PMCDE) in the United Kingdom will concentrate on the development of 3G and next-generation technologies such as wireless modems and platforms.

(2)	With the phasing out of GSM mobile terminal operations, Panasonic Mobile will reorganize its overseas manufacturing facilities.

Panasonic Mobile Communications Corporation of the Philippines (PMCP), where mainly GSM terminals have been produced will be closed. The GSM manufacturing in the production lines at Panasonic Mobile & Automotive Systems Czech, s. r. o. (PMACZ) in the Czech Republic will be discontinued. GSM manufacturing at Panasonic Putian Mobile Communications Beijing Co., Ltd. (PMCB) in China will shift to 3G mobile terminal production.

*	Linux is a registered trademark of Linus Torvalds.

Profile of Each Facility

R & D Facilities

Panasonic Mobile Communications Development of Europe Ltd. (PMCDE)

Location:	Berkshire, United Kingdom
Established:	March 27, 2001
Employees:	228
Activities:	GSM Software Development, UMTS Software Development including Modem, Global Regulation & Approval function, System Engineering for EU region

Panasonic Mobile Communications Development Corporation of U.S.A. (PMCDU)

Location:	Georgia, U.S.A.
Established:	April 1, 1998
Employees:	228
Activities:	UMTS terminal development using Symbian/S60 Platform

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Manufacturing Facilities

Panasonic Mobile Communications Corporation of the Philippines (PMCP)

Location:	Laguna, Republic of the Philippines
Established:	December 4, 1987
Employees:	842
Activities:	Manufacture of GSM mobile terminals, in-vehicle ETC terminals*, video surveillance CRT monitors

*	In-vehicle ETC terminals are consignment products from Panasonic Automotive Systems Co., Matsushita Electric and video surveillance CRT monitors are products of Panasonic System Solutions Co., Matsushita Electric.

Panasonic Mobile & Automotive Systems Czech, s. r. o. (PMACZ)

Location:	Pardubice-Stare Civice, Czech Republic
Established:	March 7, 2001
Employees:	210 (Manufacturing division of mobile terminals)
Activities:	Manufacture of GSM mobile terminals and car audio equipment*

*	Production of car audio at PMACZ will continue. Car audio equipment are products of Panasonic Automotive Systems Co., Matsushita Electric.

About Matsushita Electric Industrial Co., Ltd. (Panasonic)

Matsushita Electric Industrial Co., Ltd., best known for its Panasonic brand name, is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the Company recorded consolidated sales of US$81.44 billion for the fiscal year ended March 31, 2005. Matsushita’s shares are listed on the Tokyo, Osaka, Nagoya, New York (NYSE:MC), Euronext Amsterdam and Frankfurt stock exchanges. For more information on the company and its Panasonic brand, visit the Matsushita website at http://panasonic.co.jp/global/.

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